UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05045698

February 22, 2005

Gregg M. Larson
Associate General Counsel and
Secretary
3M Company
3M Center, Building 0220-10W-15
St. Paul, MN 55133

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/22/2005

Re: 3M Company
Incoming letter dated January 5, 2005

Dear Mr. Larson:

This is in response to your letters dated January 5, 2005 and February 3, 2005 concerning the shareholder proposal submitted to 3M by Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman and Marlis Shaffer. We also have received a letter on the proponents' behalf dated January 26, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

Gregg M. Larson
Associate General Counsel and
Secretary

Office of General Counsel

3M Center, Building 0220-10W-15
St. Paul, MN 55133
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 5, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal regarding animal testing

Ladies and Gentlemen:

In the no-action request sent to the Staff today, I neglected to mention our agreement to promptly forward to the Proponents any Staff response to 3M's no-action request that the Staff transmits by facsimile to 3M. My apologies.

Sincerely,

Gregg M. Larson

cc: c/o Susan Hall for the Proponents

Gregg M. Larson
Associate General Counsel and
Secretary

Office of General Counsel

3M Center, Building 0220-10W-15
St. Paul, MN 55133
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

January 5, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: 3M Company
Stockholder Proposal regarding animal testing

Ladies and Gentlemen:

Under Rule 14a-8(j) of the Securities Exchange Act of 1934, this letter notifies the staff of the Division of Corporation Finance (the "Staff") that 3M intends to omit from its proxy statement and form of proxy for 3M's 2005 Annual Meeting of stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") submitted by Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman, and Marlis Shaffer (the "Proponents"). A copy of the Proposal and accompanying cover letter, dated November 8, 2004, is attached as Attachment A.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, 3M notifies the Proponents of its intention to omit the Proposal from its 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before 3M intends to file its definitive 2005 Proxy Materials with the Commission.

3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M omits the Proposal from the 2005 Proxy Materials for the reasons set forth in this letter. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

I. The Proposal

The Proposal requests 3M's Board of Directors to:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

II. Reasons for Exclusion

3M believes that it may omit the Proposal for the following reasons: (A) the Proposal may be excluded under Rule 14a-8(i)(7) because part of it involves 3M's ordinary business operations; (B) the Proposal is excludable in its entirety under Rule 14a-8(i)(7) because one part of it relates to ordinary business operations; and (C) 3M has already substantially implemented part of the Proposal and therefore may exclude that part of the Proposal under Rule 14a-8(i)(10). The reasons for 3M's conclusions are set forth below.

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Involves Ordinary Business Operations Since It Seeks to Involve 3M in Specific Regulatory Processes Applicable to 3M's Products.

3M is a diversified technology company with a global presence in health care; industrial; display and graphics; consumer and office; safety, security and protection services; electronics, telecommunications and electrical; and transportation markets. 3M has subsidiaries in more than 60 countries and manufactures or sells more than 50,000 products in nearly 200 countries. 3M's products include medical tapes, dental and orthodontic products, pharmaceutical products such as immune response modifiers and women's health products; pressure sensitive tapes and abrasives; optical films and lens solutions for electronic displays, reflective sheeting for transportation safety; Scotch® Magic™ tape and Post-it® Note products; products to protect worker safety; flexible circuits and telecommunications products; and products used in the manufacture, repair and maintenance of cars, boats and aircraft. 3M's products include those that are chemical-based and pharmaceuticals. 3M's new product introduction system includes a thorough assessment by staff in medical, toxicology and environmental, health and safety departments of the safety and efficacy of 3M's products for our employees, users of our products and the environment. As part of this safety assessment, knowledgeable 3M staff conducts only necessary and appropriate animal studies that have been reviewed and approved by 3M's staff veterinarian and a senior 3M management committee to test the safety and efficacy of its products.

3M believes that it may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the 3M's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: viz., to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting. The Commission further explained that that the ordinary business exclusion rests on two principal considerations. The first relates to the subject matter of the proposal. The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." Id.

While we understand that proposals implicating social policy issues are sometimes permissible notwithstanding their intrusion into ordinary business operations, in this case the Proposal is excludible because at a minimum the third part of the Proposal requests that 3M's Board of Directors "petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods," non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, "along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries." Because this resolution requests 3M to take specific actions relating to regulatory processes involving an aspect of 3M's products and operations, the Proposal is excludible as a matter relating to 3M's ordinary business operations.

The Staff has consistently concurred that proposals requesting a company to take actions related to the regulatory and legislative processes relevant to a company's products or services may be excluded under Rule 14a-8(i)(7). In *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001), the Staff permitted exclusion of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings. The Staff found that the proposal was excludable as a matter related to the company's "ordinary business operations (i.e. evaluating the impact of legislative and regulatory actions ...)." Additionally, in *Int'l Business Machines Corp.* (avail. Mar. 2, 2000), the Staff concurred with exclusion of a proposal requesting the company to prepare a report regarding issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "We note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." See also *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (similar proposal requiring a study of regulatory and legislative issues also held to be excludable pursuant to 14a-8(i)(7)). Likewise, in *Pacific Enterprises* (avail. Feb. 12, 1996), the Staff concurred that a proposal addressed to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. And in *Int'l Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a proposal that required the company to join with other corporations in support of a national health insurance system could be excluded because the proposal appeared directed at involving the company in the "political or legislative process relating to an aspect of the company's operations." Similar to the proposals discussed above, the Proposal explicitly requests 3M to "petition the relevant regulatory agencies" with respect to an aspect of the 3M's products and business operations.

The Staff's position in no-action letters is that proposals involving regulatory and legislative processes that relate to an aspect of the company's products, services or operations fall within the scope of "ordinary business." See *Philip Morris Companies Inc.* (avail. Jan. 3, 1996) (proposal that the company refrain from all legislative efforts to preempt local laws concerning the sale and distribution of tobacco products was excludable because a registrant's lobbying activities concerning its products go to decisions about ordinary business operations). In contrast, proposals dealing generically with lobbying activities and that do not relate to a company's products, services or operations are considered to relate to general political activities that are not excludable as "ordinary business." In *General Electric Co.* (avail. Feb. 22, 2000), the proposal required GE to publish a report regarding its policies and the use of shareholder funds for political purposes. The Staff concluded that the proposal was not excludable because the proposal was directed at GE's "general political activities," as opposed to GE's products, services or operations.

This Proposal is similar to the proposal in Philip Morris, and unlike the proposal addressed in General Electric Co., because the clear language of the Proposal specifically relates to 3M's products and business operations. The Proposal requires that 3M "petition the relevant regulatory agencies requiring safety testing for the Company's <u>products</u>" (emphasis added). Consistent with the Staff's prior interpretations of similar proposals, because the Proposal specifically requests 3M to take actions relating to regulatory processes applicable to the company's products, the Proposal falls within 3M's "ordinary business operations" and may therefore be excluded under Rule 14a-8(i)(7).

In addition to the precedent discussed above supporting exclusion of the Proposal, an examination of the Proposal in light of the dual considerations underlying the ordinary business exclusion (as explained by the Commission in the 1998 Release) demonstrates that the third part of the Proposal (that specifically requests 3M to take actions relating to regulatory processes applicable to the company's products) involves 3M's day-to-day ordinary business operations. 3M is a diversified technology company with subsidiaries in more than 60 countries that manufactures or sells more than 50,000 products in nearly 200 countries. As a result of the many international, federal and state regulations to which it is subject, 3M devotes significant resources around the world to regularly monitoring compliance with existing regulations, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. The company's global compliance efforts are critical to ensuring that 3M takes appropriate action under existing and possible future regulations. The third part of the Proposal seeks to intervene inappropriately in 3M's day-to-day operations in contravention of the Commission's clear policy mandate against such intervention that underlies the ordinary business exclusion.

An analysis of the Proposal in light of the second consideration underlying the ordinary business exclusion -- "the degree to which the Proposal attempts to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" -- also shows that the Proposal is squarely within the ordinary business of the company. By seeking to involve 3M in the regulatory process to gain acceptance of certain non-animal methods as total replacements for animal-based methods, the Proposal raises very complex issues "upon which shareholders, as a group, would not be in a position to make an informed judgment" (1998 Release) and which are properly left to the management of the company to resolve. The Proposal would require 3M to petition relevant regulatory agencies requiring safety testing for its products (e.g., in the United States, the agencies would include the Food and Drug Administration, the Environmental Protection Agency, the Consumer Product Safety Commission, and the Occupational Safety and Health Administration, not to mention the applicable state and international agencies) to accept as total replacements for animal-based methods, those approved non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. Such an effort requires a complex analysis of (i) the differences between "animal-based methods" and "non-animal based methods" for each of the chemical ingredients in 3M's substantial number of products; (ii) a thorough understanding of the medical, toxicological and scientific standards, including the methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity; (iii) which test methods are acceptable to each applicable agency in each of the more than 200 countries where 3M does business; (iv) a thorough understanding and knowledge of the "non-animal methods" currently used and accepted by the OECD and other developed countries; and (v) whether such non-animal methods for testing the safety and efficacy of its products will ensure the safety of consumers. Such a complex inquiry is precisely the type of inquiry that should not be left to shareholders to resolve at an annual meeting and is therefore appropriately captured within the ordinary business exclusion.

We are aware of the Staff's decision in *Wyeth* (avail. February 4, 2004) that denied exclusion of a proposal that asked Wyeth's Board, in part, to "formally request that the relevant regulatory agencies accept validated in vitro tests as replacements to animal tests." In *Wyeth,* the company provided no detailed discussion and analysis of the reasons why that proposal was within the scope of the ordinary business exclusion and provided only two citations to no-action letters, neither of which involved proposals requesting the company to take action related to regulatory and legislative processes relevant to the company's products or operations. Unlike Wyeth, we believe we have made a compelling argument under the standards set forth in the 1998 Release and the well-established precedent discussed above that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable in Its Entirety Because One Part of It Relates to Ordinary Business Operations.

Although only one of the three parts of the Proposal may be excludible as pertaining to 3M's "ordinary business operations," the Staff has consistently ruled that shareholder proposals may be excluded in their entirety if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution related to Intel's "ordinary business operations" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). See also *Johnson & Johnson* (avail. Jan. 15, 2003) and *General Electric Co.* (avail. Jan. 15, 2003) (identical proposals to Intel Corp.'s also excluded by the Staff pursuant to 14a- 8(i)(7)). In addition, the Staff ruled in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), that the company could omit a proposal where only two out of the four matters set forth in the proposal involved the company's ordinary business operations. There, the Staff noted "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate to E*TRADE's ordinary business operations." See also *Associated Estates Realty Corporation* (March 23, 2000) (permitting omission of a proposal that "relates in part to ordinary business operations" (emphasis added)); *General Electric Company* (February 10, 2000) (permitting omission of a proposal because "a portion of the proposal relates to ordinary business operations") (emphasis added)); *Wal-Mart Stores, Inc.* (March 15, 1999) (permitting omission of a proposal in which only "paragraph 3 of the description of matters to be included in the report" that was to be created by the company related to ordinary business operations); and *Kmart Corporation* (March 12, 1999) (same). Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. See *E*Trade Group, Inc.* (avail. Oct. 31, 2000) and *College Retirement Equities Fund* (avail. May 3, 2004).

Even if the issues of animal testing may in certain contexts implicate a significant social policy issue, the mere fact that a proposal touches upon a social issue is not sufficient to remove it from the sphere of "ordinary business operations." See *E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production). Even where proposals addressing regulatory and legislative actions applicable to business operations raise social policy issues, the Staff consistently has viewed proposals about regulatory and legislative processes to be matters of ordinary business conduct. For example, in *Philip Morris Companies Inc.* (avail. Feb. 4, 1997), the Staff found that a proposal requiring the company to implement FDA regulations to curb youth smoking was excludable under the ordinary business exception, notwithstanding that other types of proposals addressing smoking issues have been found to implicate significant social policy considerations. In this case, the Proposal may be excluded because, instead of merely addressing a social policy issue regarding whether 3M applies non-animal testing methods, the Proposal directs 3M to take a specific position applicable to its business operations with regulatory agencies.

Because the Proposal, if adopted, would involve 3M in the regulatory and legislative process relating to aspects of 3M's products, services and operations, the Proposal is excludable in its entirety from 3M's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. 3M Has Already Substantially Implemented Part of the Proposal and Therefore May Exclude That Part of the Proposal Under Rule 14a-8(i)(10)

The second part of the Proposal requests that 3M "confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods." Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy materials "if the company has already substantially implemented the proposal."

Almost five years ago, 3M adopted the following Global Policy for Animal Welfare in Testing and Research:

> It is the policy of 3M to safeguard the health and safety of its customers through the judicious use of laboratory animals in research and development of new products. 3M places a high value on animal life. 3M believes that laboratory animals should be treated humanely and ethically at all times, that their use should be scientifically justified, that their care and treatment should be carefully scrutinized by an effective institutional animal care and use review process, and that they should be cared for in accord with accepted veterinary practices to promote their comfort and well-being. <u>3M acknowledges and encourages the use of alternatives to animals, and subscribes to the recognized principles of replacement, reduction and refinement (emphasis added).</u>

3M uses state-of-the-art technologies to minimize its reliance on animal testing and to reduce the number of animals used in individual projects. Over the past five years, 3M has reduced its use of regulated laboratory animals by more than 80 percent through rigorous reviews of scientific literature and other available data. Efforts are made to make sure that research proposals do not duplicate earlier work and to discover if relevant data have already been published. Some testing has been replaced by non-live animal laboratory procedures.

Under 3M's Global Policy, all research at 3M involving animals must strictly adhere to three basic principles:

- Replacement – substituting alternative, non-animal procedures in place of live animal testing where feasible and scientifically justifiable
- Reduction – minimizing the number of animals needed to obtain scientifically valid information; and

- Refinement – Developing procedures that improve the design and/or efficiency of the test, therefore reducing the distress or discomfort experienced by the animal.

In addition to 3M's Global Policy, 3M also has demonstrated its commitment to replacing animal-based tests with non-animal methods through its funding of research of alternatives to animal testing. 3M has contributed for several years to the Johns Hopkins Center for Alternatives to Animal Testing and 3M's management actively participates in the Center's activities through board representation.

Consistent with the Staff's position taken in *PPG Industries, Inc.* (avail. January 19, 2004) and *Woolworth Corporation* (avail. April 11, 1991), we believe that the second part of the Proposal has been substantially implemented by virtue of 3M's substantial compliance with the essential elements of the Proposal, i.e., by the issuance of a Global Policy where "3M acknowledges and encourages the use of alternatives to animals, and subscribes to the recognized principles of replacement, reduction and refinement" and through its active participation in and funding of alternatives to animal testing at the Johns Hopkins Center for Alternatives to Animal Testing. Therefore, the second part of the Proposal may be excluded from the 2005 Proxy Materials.

Based on the foregoing analysis, 3M requests the concurrence of the Staff that it will not recommend enforcement action if 3M excludes the Proposal from the 2005 Proxy Materials, or in the alternative, excludes the second part of the Proposal. I would be happy to provide you with any additional information and answer any questions. Please call me at 651-733-2204 if I can be of any further assistance in this matter.

Sincerely,

Gregg M. Larson

cc: c/o Susan Hall for the Proponents

RECEIVED

NOV 15 2004

Gregg M. Larson

SUSAN L. HALL Attorney at Law

2818 Connecticut Avenue, N.W.
Washington, D.C. 20008

Tel: (202) 518-2505
Fax: (202) 518-8880

Member: NJ & DC Bars

November 8, 2004

Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, Minnesota 55144-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2005 annual meeting. Also enclosed are letters from the proponents of the resolution along with letters certifying to ownership of stock where the shares are held in street name.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution. After November 22, 2004, I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182. I can also be reached on my cell phone at 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall

Enclosures
SLH/pc

Attachment A

3M COMPANY SHAREHOLDERS' RESOLUTION

This Proposal is submitted by a collective of concerned shareholders.[1]

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[2] and that such testing is on the rise;[3] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[4] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[5] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogencity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

---

[1] The proponents of this Resolution are Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman, and Marlis Shaffer.

[2] CCAC Animal Use Survey – 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm

[3] Statistics of Scientific Procedures on Living Animals – Great Britain – 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm

[4] CCAC Animal Use Survey – 2001

[5] Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed,* 1414 pp. Washington, DC: CRC Press.

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Supporting Statement: This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternative Methods.[6] Several non-animal methods have also been adopted as Test Guidelines by the OECD[7] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to

---

[6] ECVAM website: http://ecvam.jrc.it

[7] OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html

reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, Minnesota 55144-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

9/28/04

PATIENCE P. PIERCE

Enclosures
cc: Susan L. Hall, Esq.

A.G. EDWARDS & SONS, INC.
2960 Post Road
P.O. Box 769
Southport, CT 06890-0769

203/255-6881
toll-free: 800/233-5944
fax: 203/259-7981

EDWARDS.

September 28, 2004

Gregg M. Larson
Asst. General Counsel & Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, MN 55144-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Mr. Larson,

A.G. Edwards & Sons is the record holder of 640 shares of 3M Company common stock held on behalf of our client, Patience P. Pierce. Our client acquired these shares on or before 1998 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Lise Robinson

Lise Robinson, MBA
Financial Consultant
A.G. Edwards & Sons, Inc.

2301 Kings Hwy, Apt.6D
Brooklyn, New York 11229

September 29, 2004

Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, Minnesota 55144-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. I own 160 shares under 3M account number 3000645834 MM01. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Dorothy Goldberg

Dorothy Goldberg

Enclosures
cc: Susan L. Hall, Esq.

Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, Minnesota 55144-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Patricia A. Beuman

Enclosures
cc: Susan L. Hall, Esq.

T. ROWE PRICE INVESTMENT SERVICES, INC.

BROKERAGE

WWW.TROWEPRICE.COM
P.O. Box 17435
Baltimore, Maryland
21297-1435
4515 Painters Mill Road
Owings Mills, Maryland
21117-4903
Toll-free 800-225-7720
Fax 410-345-6244

October 1, 2004

Patricia A Berman
2505 Sapling Ridge Ln
Brookeville MD 20833-1831

Subject: Stock Shares
Brokerage Account 30A005849

Dear Ms. Berman:

Thank you for contacting T. Rowe Price Brokerage regarding the account mentioned above.

During your recent phone conversation with us, you requested information about the 3M Co. (MMM) shares that are held in the account. The information is listed below:

You purchased 100 shares of MMM on March 16, 1998, and these shares have been held continuously in the account since that time.

If you have any questions, please call a Brokerage representative at 1-800-225-7720. Representatives are available Monday through Friday from 8 a.m. to 8 p.m. ET. We appreciate your business and the opportunity to help you with your investment plan.

Sincerely,

Marlene Bertino

Marlene Bertino
Financial Services Representative

Correspondence Number: 00778185

T.RowePrice
INVEST WITH CONFIDENCE

Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, Minnesota 55144-1000

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Materials

Dear Mr. Larson:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

Marlis Shaffer

Enclosures
cc: Susan L. Hall, Esq.

BESSEMER TRUST
222 ROYAL PALM WAY
PALM BEACH, FL 33480

October 4, 2004

561-655-4030
FAX: 561-655-4699

Mr. Gregg M. Larson
Assistant General Counsel and Secretary
3M Company
3M Center
Building 0220-13-W-39
St. Paul, Minnesota 5144-1000

Re: 9D3815 SHAFFER FAMILY TR DTD 12-28-93 IM

Dear Mr. Larson:

This letter is to inform you that Mrs. Marlis Shaffer holds 3M Company in the captioned account with Bessemer Trust Company of Florida. Currently the account holds 100 shares of 3M Co and to support this claim I have enclosed a security ledger report reflecting the trading history of 3M Company.

The shares of 3M Company are restricted and will not be sold unless directed by the client.

If you require any additional information please feel free to contact me 1-800-448-9843.

Sincerely,

Kathy L. Feeney

Kathy L. Feeney
Asst. Client Account Manager

/klf
Enclosure

Cc: Mrs. Marlis Shaffer
1971 Dead Indian Road
Ashland, OR 97520

Account:	(9D3815) SHAFFER FAMILY TR DTD 12-28-93 IM	Report:	LEDGER
Security:	(880130) 3M CO		
Enter Date Period:	01/01/1996 To 10/01/2004	Txns:	All
T/S Date Period:	All Transactions within Enter Date period	Totals:	Bals and Txns

SECURITY OPENING BALANCE 880130 3M CO #0001
UNITS: 0.000 TAX COST: 0.00 BOOK COST: 0.00

RECEIVE 880130 3M CO #0002
TRADE: 04/08/2002 SETTLE: 04/08/2002 ENTERED: 04/08/2002
UNITS: 40.000
TAX COST: 4,965.93
BOOK COST: 4,975.29

LOT NUMBER	UNITS	TAX COST	DESCRIPTION
05/16/2001-50	30.000	3,736.24	*FROM SECURITY # 852200 NAME
05/18/2001-51	10.000	1,229.69	CHANGE FROM MINNESOTA MINING & MFG

PURCHASE 880130 3M CO #0003
TRADE: 07/24/2002 SETTLE: 07/29/2002 ENTERED: 07/29/2002

UNITS:	10.000	PRICE:	116.80700	GROSS:	-1,168.07 SUP
BROKER:	595			COMM:	-0.60
				TAXES:	0.00
		TAX/BOOK COST:	1,168.67	NET:	-1,168.67

SALE 880130 3M CO #0004
TRADE: 10/01/2002 SETTLE: 10/04/2002 ENTERED: 10/04/2002

UNITS:	-10.000	PRICE:	110.75000	GROSS:	1,107.50
BROKER:	18X			COMM:	-0.60
				TAXES:	-0.04
				NET:	1,106.86
		TAX COST:	-1,168.67	TAX P&L:	-61.81
		BOOK COST:	-1,228.79	BOOK P&L:	-121.93

LOT NUMBER	UNITS	TAX COST
07/24/2002-00	-10.000	-1,168.67

STOCK DIV 880130 3M CO #0005
TRADE: 09/30/2003 SETTLE: 09/30/2003 ENTERED: 09/30/2003
UNITS: 40.000

DESCRIPTION
2 FOR 1 STOCK SPLIT

PURCHASE 880130 3M CO #0006
TRADE: 04/07/2004 SETTLE: 04/13/2004 ENTERED: 04/13/2004

UNITS:	20.000	PRICE:	82.71000	GROSS:	-1,654.20
BROKER:	18W			COMM:	-1.00
				TAXES:	0.00
		TAX/BOOK COST:	1,655.20	NET:	-1,655.20

SECURITY CLOSING BALANCE 880130 3M CO #0007
UNITS: 100.000 TAX COST: 6,621.13 BOOK COST: 6,570.37

DELTA: UNITS:	100.000	TAX COST:	6,621.13	TAX P&L:	-61.81
		BOOK COST:	6,570.37	BOOK P&L:	-121.93

January 26, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Re: Shareholder Proposal by Concerned Members of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2005 Proxy Statement of 3M Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 5, 2005, submitted to the SEC by 3M Company ("3M" or "the Company"). The Company seeks to exclude from its 2005 proxy statement a proposal sponsored by five concerned shareholders.[1] The Company seeks to exclude the proposal based on Rule 14a-8(i)(7), asserting that ordinary business operations are implicated, and Rule 14a-8(i)(10), as substantially implemented.

The proposal under review requests that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

---

[1] The sponsors of the proposal are Patience Pierce, Dorothy Goldberg, David Goldberg, Patricia Berman, and Marlis Shaffer. All of these individuals are members of PETA. As noted in each sponsors' letter to the Company, the undersigned was designated as the legal representative for each.

I. Rule 14a-8(i)(7) – Ordinary Business Operations[2]

A. Involvement in the Regulatory Process

The Company argues that the proposal deals with the conduct of its ordinary business operations, which are properly left to Company management. 3M further alleges that the proposal involves complex matters beyond the ken of ordinary shareholders and that it attempts to "micro-manage" the Company.

The Staff have already found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The proposal under review involves both significant policy and economic considerations. The economic considerations stem from the fact that the five non-animal test methods detailed in the proposal are generally less costly than their animal-based counterparts. The *Handbook of Toxicology* (2nd Ed., CRC Press, 2002) documents that almost without exception, *in vitro* methods are less costly than their animal-based equivalents. (Relevant excerpts of the *Handbook* available upon request.)

The policy considerations focus on reducing, refining, and replacing the use of animals in toxicity testing as an important component of good corporate stewardship. Related to those policy considerations is urging the Company to petition regulatory agencies to accept five specific non-animal test methods along with others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries. That aspect of the resolution is an announcement of and commitment to public policy––not necessarily a product-specific petition to the relevant regulatory agencies to accept *in vitro* methods. It is designed to commit the Company to keep pace with the international community with respect to the acceptance and use of scientifically valid alternatives to animal testing. As documented in the supporting statement, the five non-animal test methods identified in the proposal are all scientifically valid and/or have been accepted by regulatory authorities in other developed nations as replacements for their animal-based counterparts.

Unlike the highly specific and prescriptive toxicity testing requirements that exist for pesticides and certain other types of chemicals, the pre-clinical safety testing of pharmaceuticals tends to be a more flexible and interactive process, involving extensive dialogue and negotiations between a

---

[2] The Staff has now ruled in the proponents' favor on four shareholder proposals either the same or substantially the same as the one under review. Resolutions were filed with Johnson & Johnson Company and Wyeth for inclusion in the 2004 proxy materials. Wyeth had asserted the ordinary business operations exclusion and J&J advanced several other bases for excluding the proposal. The Staff ruled against both companies in each instance. Resolutions identical to the one under consideration here, have been reviewed by the Staff for the 2005 proxy materials. The Staff has ruled against J&J and General Electric on the same grounds asserted in 3M's no action petition.

product manufacturer and relevant regulatory bodies. This process affords companies like 3M an excellent opportunity to request that relevant regulatory agencies "accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the OECD..." Neither 3M's support for the Johns Hopkins Center for Alternatives to Animal Testing nor its general policies on animal research, is a substitute for the kind of direct and active liaison with regulatory agencies in the U.S. and abroad that is needed to persuade these agencies to become more accepting of validated non-animal test methods such as those outlined in the Proposal.

Accordingly, the Staff should decline to concur with the Company's position on this point.

B. 3M's Concession That Only One Part of the Resolution Allegedly Falls Within the Ordinary Business Exception

3M claims that only the third prong of the proposal constitutes ordinary business operations, but contends that the entire resolution must fail nevertheless. As noted above at footnote 2, the Staff has already concluded that substantially the same resolution seeking substantially the same actions does not meet the criteria of ordinary business operations. However, even if the Staff were to reverse earlier concurrences with the proponents, that would not justify omitting the entire resolution when 3M admits that the first two portions do not meet the ordinary business operations exclusion. The three prongs of the resolution are mutually distinguishable and capable of standing alone. Accordingly, the Staff should not issue a no action ruling in support of 3M's petition, and at a minimum should allow the first two aspects of the resolution to appear in the 2005 proxy materials.

C. Substantial Implementation Arguments Fails

In its no action letter, 3M suggests that certain aspects of the Proposal have been substantially implemented. In order for the Company to assert that the substance of the Proposal has been implemented, it must be able to demonstrate that it uses *in vitro* tests for assessing "skin corrosion, irritation, absorption, phototoxicity and pyrogenicity," when and where applicable, together with a general commitment to "replacing animal-based tests with non-animal methods," and followed by petitioning "regulatory agencies" to accept validated *in vitro* assays.

3M has implemented none of the foregoing. The Company's no action letter entirely fails to address these five specific non-animal test methods and instead highlights its "Global Policy for Animal Welfare in Testing and Research." The major premise of the Policy is to "safeguard the health and safety of its customers through the judicious use of laboratory animals in research and development of new products." As its name suggests, the "Policy" is entirely focused on the "use of laboratory animals in research and development..." not on any of the points in the Proposal. The resolution asks 3M to commit to using five validated non-animal methods to test for five specific endpoints.

In sum, it is apparent that 3M has not substantially implemented the proposal. Accordingly, the Staff should decline to concur with the Company's view on this point.

The Deadline Required by Rule 14a-8(j)(1)

Rule 14a-8(j)(1) imposes certain deadlines on the Company in connection with attempting to omit a shareholder resolution. The Rule requires in relevant part that:

> If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide [the proponent] with a copy of its submission.

We do not know when the Staff received 3M's no action letter dated January 5, 2005; however we do know when the Company served it on the proponents of the resolution – by telecopy on January 24, 2005, fully 19 days after the date on 3M's letter to the Staff.[3]

Accordingly, on the basis of its untimely submission, the no action letter submitted by the Company should be disregarded in its entirety.

Conclusion

In conclusion, 3M's grounds for seeking to omit the proposal from the 2005 proxy statement are insufficient to warrant such action. If the SEC deems any of the Company's grounds for omission to be meritorious, the proponents should be permitted to negotiate language that will satisfy both the Company and the organization.

Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

cc: Gregg Larson, Esq. (by e-mail)

---

[3] The Company had been specifically alerted to the change of address for the proponents' counsel in a letter dated November 8, 2004 which accompanied the shareholder resolution. That letter provided the Company with counsel's new address, the effective date of the new address, and a cellular telephone number. Nevertheless, 3M sent the proponents' copy of its no action letter to the old address, and it was eventually returned to the Company. In a telephone conversation with 3M's Associate General Counsel, Gregg Larson, on January 24th, we requested that he advise the Staff of the foregoing and that the proponents intended to file a response to the no action letter. However, we are unaware of the Company's having complied with that request.

Gregg M. Larson
Associate General Counsel and
Secretary

Office of General Counsel

3M Center, Building 0220-10W-15
St. Paul, MN 55133
Telephone: 651.733.2204
Facsimile: 651.737.2553
Email: gmlarson@mmm.com

February 3, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
BY EMAIL: cfletters@sec.gov

Re: 3M Company
Stockholder Proposal regarding animal testing

Ladies and Gentlemen:

This letter is in response to a letter dated January 26, 2005 filed with the SEC by Susan Hall, the legal representative of several shareholders and members of PETA who submitted a shareholder proposal to 3M on animal testing. Her assertion that 3M failed to make a timely submission to the SEC is simply wrong. 3M submitted a no action letter to the SEC on January 5, 2005 by email and mailed copies to the SEC and Susan Hall that same day. Unfortunately, we mailed the letter to the address on Susan Hall's letterhead and did not notice that in the body of her letter of November 8, 2004 she stated "After November 22, 2004, I can be reached at the following address...." It was also unfortunate that she left no forwarding address as the January 5th letter was returned to 3M with the notation "Not Deliverable As Addressed – Unable to Forward."(See Attachment A). Upon return of our no action letter, we faxed our letter to the fax number on her letterhead on January 17, 2005, but unfortunately her fax number was disconnected (see Attachment B) and my assistant left a message for Susan Hall to call us to arrange for delivery of the letter. My assistant finally spoke with Susan Hall on January 24 and faxed our January 5th letter to a working number. My assistant was out of the office on medical leave from November 3rd through December 15th and out of the office again from January 12th through January 20th due to the death of her father.

As you can see from our multiple attempts to deliver our no action letter to Susan Hall under difficult personal circumstances, I hope you will understand and trust that you will agree that we made several good faith attempts to deliver the January 5th letter. We clearly met the deadline required by Rule 14a-8(j)(1) in filing our no action letter with the SEC on January 5, 2005 and by simultaneously and in good faith providing a copy to the proponents' representative.

For the reasons set forth in our no action letter dated January 5, 2005, we request the concurrence of the Staff that it will not recommend enforcement action if 3M excludes the Proposal from the 2005 Proxy Materials. Please call me if you have any questions.

Sincerely,

Gregg M. Larson

cc: c/o Susan Hall for the Proponents (by email susanh@peta.org)

FIRST • CLASS

HASLER

$1.06
JAN 06 2005
US POSTAGE
FIRST CLASS
MAILED FROM 55144
011A0413001854

FIRST CLASS MAIL

3M

3M Office of General Counsel
P.O. Box 33428
St. Paul, MN 55133-3428

First Class Mail

RETURNED TO SENDER

NOT DELIVERABLE AS ADDRESSED
UNABLE TO FORWARD

To:

Susan L. Hall, Esq.
2818 Connecticut Avenue, N.W.
Washington, D.C. 20008

ATTACHMENT A

* * * COMMUNICATION RESULT REPORT (JAN. 17. 2005 6:19PM) * * *

TTI 3M GEN COUNSEL 651 737 2553

FILE	MODE	OPTION	ADDRESS (GROUP)	RESULT	PAGE
2191	MEMORY TX		92025188880	E-3) 3) 3) 3) 3)	0/2

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-2) BUSY
E-3) NO ANSWER
E-4) NO FACSIMILE CONNECTION

HASLER
$0.35²
JAN 06 2005
US POSTAGE
FIRST CLASS PRSRT
MAILED FROM 55144
011A0413001854

ue, N.W.
)8

ATTACHMENT B

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: 3M Company
Incoming letter dated January 5, 2005

The proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal-based methods.

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that 3M may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor